Exhibit 12.1

Equinix, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Year ended December 31,					Nine months ended September 30,
	2012	2013	2014	2015	2016	2017
Earnings:
Income from continuing operations before income taxes	$188,622	$112,279	$84,733	$210,998	$159,859	$192,679
Fixed charges:
Interest expense	200,328	248,792	270,553	299,055	392,156	352,554
Amortization of capitalized interest	3,851	4,858	5,536	6,277	6,840	5,995
Interest factor on operating leases	34,001	33,811	31,617	30,464	42,181	34,570

Subtotal	238,180	287,461	307,706	335,796	441,177	393,119

Total Earnings	$426,802	$399,740	$392,439	$546,794	$601,036	$585,798

Fixed Charges:
Interest expense	$200,328	$248,792	$270,553	$299,055	$392,156	$352,554
Capitalized interest	30,643	10,608	19,004	10,943	13,338	20,573
Interest factor on operating leases	34,001	33,811	31,617	30,464	42,181	34,570

Total Fixed Charges	$264,972	$293,211	$321,174	$340,462	$447,675	$407,697

Ratio of Earnings to Fixed Charges	1.6x	1.4x	1.2x	1.6x	1.3x	1.4x